UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated December 1, 2010
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated December 1, 2010
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: December 1, 2010	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE
Enbridge Increases Dividend by 15%; Announces 2011 Earnings Guidance
CALGARY, ALBERTA – December 1, 2010 – Enbridge Inc. (TSX: ENB, NYSE: ENB) today announced that its Board of Directors has declared a quarterly dividend of $0.49 per common share payable on March 1, 2011 to shareholders of record on February 15, 2011. The dividend reflects a 15% increase from the Company’s prior quarterly rate of $0.425 per share. Enbridge also announced its 2011 guidance for adjusted operating earnings of $2.75 to $2.95 per share.
“Enbridge’s current policy is to pay out between 60 and 70% of its adjusted earnings as dividends to its shareholders,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “The 15% increase announced today still leaves us within our current policy range for 2011 and is supported by strong growth in earnings and cash flow. Cash flow growth is expected to continue to outperform earnings through 2014, providing scope for us to consider continuing to grow our dividends faster than earnings over the medium term.”
“In 2010, Enbridge brought into service the Alberta Clipper Expansion Project, which is the single largest project in our history; the Southern Lights diluent pipeline; and the 60 megawatt second phase of the Sarnia Solar project,” said Mr. Daniel. “All together, we’ve brought $6.5 billion in projects into service this year and $12 billion over the past three years. Notably, all are now generating cash flow.
“We expect to sustain that growth. Between now and the end of the year, we’re on track to commission the $285 million, 100 megawatt Talbot Wind Project as well as the $140 million Enbridge Saskatchewan pipeline expansion in the Bakken play, and we have secured more than $5 billion in projects that will come into service between 2011 and 2014,” he added. “The steady growth of our liquids pipelines, natural gas transportation and green energy businesses will continue to drive strong earnings growth and even more significant cash flow growth in coming years.
“Enbridge offers investors visible, transparent and sustained earnings and cash flow growth; a substantial and growing dividend; and a very reliable business model. The unique combination of these three attributes differentiates Enbridge and continues to deliver superior returns to our shareholders.”
Conference Call
Enbridge will hold a conference call on Wednesday, December 1, 2010 at 4:30 p.m. Eastern time (2:30 p.m. Mountain time) to discuss the 2011 guidance. Analysts, members of the media and other interested parties can access the call at +617-847-8705 or toll-free at 1-800-599-9816 using the access code of 10487911. The call will be audio webcast live at www.enbridge.com/investor.

A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours. The webcast replay will be available at toll-free 1-888-286-8010 or +617-801-6888. The access code for the replay is 52683346.
The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Jennifer Varey Media (403) 508-6563 Toll-free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Guy Jarvis Investment Community (403) 231-5719 Email: guy.jarvis@enbridge.com
Website: www.enbridge.com

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